April 20, 2017

By EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention: Kathleen Collins, Accounting Branch Chief

Re: PTC Inc.
Form 10-K for the Fiscal Year Ended September 30, 2016
Filed November 18, 2016
File No. 000-18059

Ladies and Gentlemen:

This letter is submitted in response to Kathleen Collins’ letter dated April 6, 2017 setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-K filed November 18, 2016 (the “2016 Form 10-K”) by PTC Inc. (the “Company”). Please find our response to the Staff’s comments below. For your convenience, the comment in Ms. Collins’ letter is restated below, followed by our response.

Form 10-K for the Fiscal Year Ended September 30, 2016

Item 15. Exhibits and Financial Statement Schedules

Consolidated Statements of Operations, page F-4

1.      We note your response to prior comment 2. It remains unclear how you determined that combining the cost of both product and services (i.e., support) in cost of software revenue on the face of your consolidated statement of operations complies with Rule 5-03(b)(2) of Regulation S-X. Please explain further and clarify how you determined that similar margins are achieved for all products and services. Also, tell us how you considered applying a reasonable allocation methodology to separately reflect the direct cost of both product and service revenues for purposes of complying with this Rule.

Response:

Prior to 2016, revenue from subscription contracts was immaterial and was classified with license revenue (subscription revenue comprised only 5% and 2% of total revenue in 2015 and 2014, respectively.) In 2016, we began a strategic initiative to expand adoption of our subscription license offerings by our customers. Accordingly, in order to provide investors with a clear view of our results and the change in our business model, and because we expected subscription revenue to become an increasingly larger percentage of our revenue, we began reporting subscription revenue as a separate line item in our income statement. At the time that we made that change, we assessed how we should report our cost of revenue and, specifically, whether we should report product costs and service costs separately. As part of that assessment, we considered the nature of the costs and how we internally measure and track the costs. We also considered what was meaningful to our investors relative to providing costs for our software solutions.

A substantial portion of our software costs are indirect costs incurred in support of multiple products and services. For example, approximately 90% of our support costs are related to costs incurred in support of both license and subscription products, including compensation and benefits and facilities and information technology-related costs. The same group of individuals provide support for both license and subscription products and we do not track nor report these costs separately by product or service, as we do not manage our business in this manner. We concluded that allocating all of these costs to different revenue streams would not provide meaningful information to investors because it would result in similar margins for support, license and subscription revenue. Historical margins for the software service elements (support) and software product elements (license) were similar. In the Statement of Operations and in Management’s Discussion and Analysis of our Annual Report on Form 10-K for the year ended September 30, 2015, we reported “license and subscription” gross margins of 85%, 88% and 89% for 2015, 2014 and 2013, respectively, and support gross margin of 88% for each of 2015, 2014 and 2013.

We do report cost of professional services revenue separately from cost of software revenue as the margins related to our professional services, which ranged from 12% to 14% in the three years ended September 30, 2016, are significantly lower than those for our software solutions.

As our business evolves, we will continue to assess our presentation of product and service revenue and costs in our income statement, and make changes in the future, if necessary, to ensure that we provide useful information to our investors and continue to comply with Rule 5-03 of Regulation S-X.

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If you have any questions, please do not hesitate to call me at (781) 370-5070.

Very truly yours,

PTC INC.

/s/ Andrew Miller

Andrew Miller
Chief Financial Officer